

September 18, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Gary G. Smalley
Chief Financial Officer
Tutor Perini Corporation
15901 Olden Street
Sylmar, California 91342

> **RE: Tutor Perini Corporation**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **File No. 1-6314**

Dear Mr. Smalley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Financial Statements</u>

<u>[3] Goodwill and Other Intangible Assets, page 65</u>

1.   You disclose that during the first quarter of 2014 you completed a reorganization which resulted in the elimination of the Management Services reporting unit and reportable segment. Please address the following:

- You state that the reorganization was completed due to the unit no longer meeting the criteria set forth in FASB ASC Topic 280. Please provide us with a robust explanation of the criteria that your Management Services unit no longer meets. Please cite the specific literature that you are relying on to support your conclusion;

- You disclosed that you reallocated goodwill between reorganized reporting units based on a relative fair value assessment. Please tell us how you determined how to reallocate goodwill. Please tell us what consideration you gave to ASC 350-20-35-45 through 35-46 and 35-51 through 35-57; and

- Please tell us the date you decided to reorganize your Management Services reporting unit and reportable segment. Please also tell us whether you also performed a goodwill impairment analysis immediately before and after the reorganization of your reporting structure. If not, please explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction